SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

March 31, 2015

and Independent Auditors’ Report Review

Report on review of interim financial information

To

The Board members and Officers

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying interim financial information, individual and consolidated, of Braskem S.A. (“the Company”), included in the Quarterly Financial Information – ITR for the quarter ended March 31, 2015, comprising the balance sheet as of March 31, 2015 and the related statements of income and comprehensive income, changes in equity and cash flows for the     three-month period then ended, including the explanatory notes.

Management is responsible for the preparation and fair presentation of this individual interim financial information in accordance with Technical Pronouncement CPC 21(R1) – Demonstração Intermediária (Interim Financial Statement) and the consolidated interim financial information in accordance with CPC 21(R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and presentation of this interim financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information – ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We have conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of the managers responsible for financial and accounting matters, and use of analytic procedures and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and, thus, we were unable to obtain reasonable assurance that we became aware of all significant matters that might have been identified in an audit. Accordingly, we do not express an audit opinion on this interim financial information.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the aforementioned quarterly information has not been prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of Quarterly Financial Information – ITR and presented in a consistent manner with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the aforementioned quarterly information has not been prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by IASB, applicable to the preparation of Quarterly Financial Information – ITR and presented in a consistent manner with the rules issued by the Brazilian Securities and Exchange Commission.

Others matters

Statement of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the  three-month period ended March 31, 2015, preparation of which is the Company´s Management’s responsibility, whose presentation in the interim financial information is required in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information, and considered as supplemental information by IFRS, which do not require the presentation of the statement of value added. The aforementioned statements have been submitted to the same review procedures as the ones described earlier herein and, based on our review, we are not aware of any fact that would lead us to believe that they have not been fairly prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Corresponding figures

The corresponding figures related to the balance sheets, individual and consolidated, as of December 31, 2014 have been previously audited by other independent auditors who issued auditors´ report dated February 12, 2015, without modification, and the individual and consolidated statements of income and comprehensive income, changes in equity and cash flows for the three-month period of the quarter ended March 31, 2014 have been previously reviewed by other independent auditors who issued a review report dated May 7, 2014, without modification.

São Paulo, May 6, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet

at March 31, 2015

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Mar/2015	Dec/2014	Mar/2015	Dec/2014

Current assets
Cash and cash equivalents	3	5,071,271	3,993,359	3,074,248	2,416,288
Financial investments	4	92,813	89,729	72,005	78,243
Trade accounts receivable	5	3,199,385	2,692,612	6,369,909	5,382,456
Inventories	6	4,692,269	5,368,146	3,094,353	3,810,498
Taxes recoverable	8	1,653,295	2,129,837	1,042,861	1,416,523
Dividends and interest on capital	7(b)			69,955	69,955
Prepaid expenses		93,975	99,469	55,284	72,997
Related parties	7	253,468	66,616	352,720	132,413
Derivatives operations	14.2	16,635	33,555	16,635	33,555
Other receivables		266,670	287,876	217,734	201,025

		15,339,781	14,761,199	14,365,704	13,613,953

Non-current assets
Financial investments	4	39,011	42,494	39,011	42,495
Trade accounts receivable	5	135,814	25,050	132,784	23,129
Advances to suppliers	6	160,560	68,988	160,560	68,988
Taxes recoverable	8	1,241,619	1,045,428	1,146,660	962,551
Deferred income tax and social contribution	17	2,268,809	870,206	1,780,120	493,303
Judicial deposits		235,005	230,945	227,901	223,940
Related parties	7	139,835	138,501	127,460	137,477
Insurance claims		147,233	143,932	144,858	139,751
Derivatives operations	14.2		39,350
Other receivables		170,298	91,905	46,142	47,575
Investments in subsidiaries and jointly-controlled investments	9	161,389	120,024	5,320,275	4,633,042
Other investments		6,380	6,511	6,121	6,123
Property, plant and equipment	10	31,168,455	29,001,490	17,103,869	17,297,907
Intangible assets	11	2,843,382	2,835,728	2,595,231	2,610,027

		38,717,790	34,660,552	28,830,992	26,686,308

Total assets		54,057,571	49,421,751	43,196,696	40,300,261

The Management notes are an integral part of the financial statements

Braskem S.A.

Balance sheet

at March 31, 2015

All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Mar/2015	Dec/2014	Mar/2015	Dec/2014

Current liabilities
Trade payables		12,802,587	10,852,410	12,369,456	10,443,712
Borrowings	12	1,876,939	1,418,542	2,700,565	2,134,951
Project finance	13	31,352	26,462	-	-
Derivatives operations	14.2	82,749	95,626	17,937	18,588
Payroll and related charges		629,152	533,373	470,936	412,890
Taxes payable	15	342,293	203,392	198,154	117,696
Dividends and interest on capital		215,882	215,888	218,659	218,664
Advances from customers		115,191	99,750	51,706	45,887
Sundry provisions	18	51,955	88,547	40,453	53,049
Post-employment benefits	19		336,357		336,357
Accounts payable to related parties	7			647,805	447,357
Other payables		192,105	212,945	98,590	110,814

		16,340,205	14,083,292	16,814,261	14,339,965

Non-current liabilities
Borrowings	12	21,249,855	18,918,021	7,881,897	7,863,666
Project finance	13	9,353,080	7,551,033
Derivatives operations	14.2	904,292	594,383	894,591	594,383
Taxes payable	15	30,699	30,699	30,634	30,634
Accounts payable to related parties	7			11,926,341	10,008,077
Ethylene XXI Project Loan	16	1,000,950	792,188
Deferred income tax and social contribution	17	706,408	603,490
Post-employment benefits	19	76,613	69,176
Provision for losses on subsidiaries				1,111,298	654,766
Advances from customers		81,203	88,402	21,053	26,147
Sundry provisions	18	513,400	505,677	442,950	439,915
Other payables		301,680	291,040	259,663	254,933

		34,218,180	29,444,109	22,568,427	19,872,521

Shareholders' equity	21
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		736,180	736,180	736,180	736,180
Other comprehensive income		(5,455,351)	(2,924,057)	(5,455,351)	(2,924,057)
Treasury shares		(49,819)	(48,892)	(927)
Accumulated profit		258,454		258,454

Total attributable to the Company's shareholders		3,765,116	6,038,883	3,814,008	6,087,775

Non-controlling interest in Braskem Idesa		(265,930)	(144,533)

		3,499,186	5,894,350	3,814,008	6,087,775

Total liabilities and shareholders' equity		54,057,571	49,421,751	43,196,696	40,300,261

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at March 31, 2015

All amounts in thousands of reais

			Consolidated		Parent company
	Note	Mar/2015	Mar/2014	Mar/2015	Mar/2014

Net sales revenue	23	10,195,322	11,842,626	7,256,878	6,595,075
Cost of products sold		(8,590,489)	(10,324,626)	(6,067,009)	(5,724,864)

Gross profit		1,604,833	1,518,000	1,189,869	870,211

Income (expenses)
Selling and distribution	25	(261,924)	(269,509)	(194,937)	(162,924)
General and administrative	25	(297,096)	(275,014)	(209,415)	(173,737)
Research and development	25	(39,819)	(34,142)	(27,360)	(20,573)
Results from equity investments	9(c)	2,003	(6)	64,691	221,381
Other operating income (expenses), net	25	(39,893)	189,949	3,840	251,881

Operating profit		968,104	1,129,278	826,688	986,239

Financial results	24
Financial expenses		(1,192,102)	(577,028)	(1,651,664)	(392,098)
Financial income		603,323	16,883	1,166,146	(91,073)

		(588,779)	(560,145)	(485,518)	(483,171)

Profit before income tax and
social contribution		379,325	569,133	341,170	503,068

Current and deferred income tax and social contribution	17	(175,333)	(172,790)	(89,767)	(97,762)

Profit for the period		203,992	396,343	251,403	405,306

Attributable to:
Company's shareholders		251,403	405,306
Non-controlling interest in Braskem Idesa		(47,411)	(8,963)

Profit for the period		203,992	396,343

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at March 31, 2015

All amounts in thousands of reais, except earnings per share	Continued

			Consolidated		Parent company
	Note	Mar/2015	Mar/2014	Mar/2015	Mar/2014

Profit for the period		203,992	396,343	251,403	405,306

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(389,703)	4,634	(311,431)	24,690
Income tax and social contribution		122,966	(8,395)	105,887	(8,395)
Fair value of cash flow hedge - Braskem Idesa				(45,895)	(15,042)
		(266,737)	(3,761)	(251,439)	1,253

Exchange variation of foreign sales hedge	14.2.1(b.ii.i)	(3,728,640)	537,876	(3,728,640)	537,876
Exchange variation of foreign sales hedge - Braskem Idesa	14.2.1(b.ii.ii)	(379,332)		(284,499)
Income tax and social contribution		1,267,738	(182,878)	1,267,738	(182,878)
Braskem Idesa Income tax		70,984		53,238
		(2,769,250)	354,998	(2,692,163)	354,998

Foreign subsidiaries currency translation adjustment		437,758	(49,669)	419,359	(46,134)

Total		(2,598,229)	301,568	(2,524,243)	310,117

Total comprehensive income (loss) for the year		(2,394,237)	697,911	(2,272,840)	715,423

Attributable to:
Company's shareholders		(2,272,840)	715,423
Non-controlling interest in Braskem Idesa		(121,397)	(17,512)

Total comprehensive income (loss) for the period		(2,394,237)	697,911

					Parent company
				Mar/2015	Mar/2014
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	22
Earnings per share - common				0.0944	0.4351
Earnings per share - preferred shares class "A"				0.6061	0.6062
Earnings per share - preferred shares class "B"				0.6062	0.6062

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

												Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Total
						Unrealized	Other			Braskem	Non-controlling	Total
		Capital	Capital	Legal	Retained	profit	comprehensive	Treasury	Accumulated	shareholders'	interest in	shareholders'
	Note		reserve	reserve	earnings	reserve	income	shares	profit	interest	Braskem Idesa	equity

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the period:
Profit for the period									405,306	405,306	(8,963)	396,343
Exchange variation of foreign sales hedge, net of taxes							354,998			354,998		354,998
Fair value of cash flow hedge, net of taxes							1,253			1,253	(5,014)	(3,761)
Foreign subsidiaries currency translation adjustment							(46,134)			(46,134)	(3,535)	(49,669)
							310,117		405,306	715,423	(17,512)	697,911

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)		6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,051)		7,051

At March 31, 2014		8,043,222	232,430	26,895	28,412	354,842	(789,625)	(48,892)	412,357	8,259,641	119,604	8,379,245

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

Comprehensive income for the period:
Profit for the period									251,403	251,403	(47,411)	203,992
Exchange variation of foreign sales hedge, net of taxes							(2,692,163)			(2,692,163)	(77,087)	(2,769,250)
Fair value of cash flow hedge, net of taxes							(251,439)			(251,439)	(15,298)	(266,737)
Foreign currency translation adjustment							419,359			419,359	18,399	437,758
							(2,524,243)		251,403	(2,272,840)	(121,397)	(2,394,237)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)		6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,051)		7,051

Contributions to shareholders:
Repurchase of treasury shares	21(b)							(927)		(927)		(927)
								(927)		(927)		(927)

At March 31, 2015		8,043,222	232,430	71,542	394,121	270,517	(5,455,351)	(49,819)	258,454	3,765,116	(265,930)	3,499,186

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

									Parent Company
				Revenue reserves
						Unrealized	Other			Total
		Capital	Capital	Legal	Retained	profit	comprehensive	Treasury	Accumulated	shareholders'
	Note		reserve	reserve	earnings	reserve	income	shares	profit	equity

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)			7,593,110

Comprehensive income for the period:
Profit for the period									405,306	405,306
Exchange variation of foreign sales hedge, net of taxes							354,998			354,998
Fair value of cash flow hedge, net of taxes							1,253			1,253
Foreign subsidiaries currency translation adjustment							(46,134)			(46,134)
							310,117		405,306	715,423

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)		6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,051)		7,051

At March 31, 2014		8,043,222	232,430	26,895	28,412	354,842	(789,625)		412,357	8,308,533

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)			6,087,775

Comprehensive income for the period:
Profit for the period									251,403	251,403
Exchange variation of foreign sales hedge, net of taxes							(2,692,163)			(2,692,163)
Fair value of cash flow hedge, net of taxes							(251,439)			(251,439)
Foreign subsidiaries currency translation adjustment							419,359			419,359
							(2,524,243)		251,403	(2,272,840)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)		6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,051)		7,051

Contributions to shareholders:
Repurchase of treasury shares	21(b)							(927)		(927)
								(927)		(927)

At March 31, 2015		8,043,222	232,430	71,542	394,121	270,517	(5,455,351)	(927)	258,454	3,814,008

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at March 31, 2015

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Mar/2015	Mar/2014	Mar/2015	Mar/2014

Profit before income tax and social contribution		379,325	569,133	341,170	503,068

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		518,805	505,535	442,786	318,520
Results from equity investments	9(c)	(2,003)	6	(64,691)	(221,381)
Interest and monetary and exchange variations, net		1,166,712	305,541	1,175,350	223,342
Cost amount of the investment sold in the divestment date			37,662		37,662
Provision for losses and asset write-downs of long-term		3,790	3,691	2,029	2,769

		2,066,629	1,421,568	1,896,644	863,980

Changes in operating working capital
Held-for-trading financial investments		8,330	(4,744)	17,653	2,677
Trade accounts receivable		(618,069)	23,282	(1,097,247)	(183,521)
Inventories		578,262	(498,471)	616,081	(401,725)
Taxes recoverable		290,810	(44,633)	198,677	(14,369)
Prepaid expenses		5,494	16,702	17,713	3,035
Other receivables		(252,734)	(332,375)	(255,658)	(192,214)
Trade payables		449,302	(266,760)	424,869	421,948
Taxes payable		129,570	(50,545)	77,499	(144,094)
Advances from customers		8,242	(12,086)	725	(117,330)
Sundry provisions		(28,869)	(14,551)	(9,561)	(43,439)
Other payables		(40,600)	184,657	(292,697)	182,728

Cash from operations		2,596,367	422,044	1,594,698	377,676

Interest paid		(349,811)	(193,520)	(113,903)	(100,139)
Income tax and social contribution paid		(10,459)	(22,362)	(9,124)	(10,132)

Net cash generated by operating activities		2,236,097	206,162	1,471,671	267,405

Proceeds from the sale of fixed assets		532	363	139
Acquisitions to property, plant and equipment		(816,353)	(1,156,787)	(226,751)	(309,659)
Acquisitions of intangible assets		(595)	(8,870)	(595)	(8,868)
Held-for-maturity financial investments			7,265		14

Net cash used in investing activities		(816,416)	(1,158,029)	(227,207)	(318,513)

Short-term and Long-term debit
Obtained borrowings		1,394,810	1,656,951	699,973	408,598
Payment of borrowings		(1,886,696)	(1,841,649)	(1,087,288)	(792,465)
Project finance	13
Obtained borrowings		357,319
Payment of borrowings		(86,748)
Related parties
Obtained loans					191,680
Payment of loans				(200,022)	(54,017)
Transactions current active				1,766	308,779
Dividends paid		(6)	(2)	(6)	(2)
Repurchase of treasury shares	21(b)	(927)		(927)

Net cash provided by (used in) financing activities		(222,248)	(184,700)	(586,504)	62,573

Exchange variation on cash of foreign subsidiaries		(119,521)	14,773

Increase (decrease) in cash and cash equivalents		1,077,912	(1,121,794)	657,960	11,465

Represented by
Cash and cash equivalents at the beginning of the period		3,993,359	4,335,859	2,416,288	2,425,078
Cash and cash equivalents at the end of the period		5,071,271	3,214,065	3,074,248	2,436,543

Increase (decrease) in cash and cash equivalents		1,077,912	(1,121,794)	657,960	11,465

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of value added

at March 31, 2015

All amounts in thousands of reais

	Consolidated		Parent company
	Mar/2015	Mar/2014	Mar/2015	Mar/2014

Revenue	11,818,880	13,711,837	8,712,813	7,882,562
Sale of goods, products and services	11,868,714	13,530,643	8,718,300	7,638,722
Other income (expenses), net	(34,135)	190,532	9,427	252,665
Allowance for doubtful accounts	(15,699)	(9,338)	(14,914)	(8,825)
Inputs acquired from third parties	(9,787,237)	(11,841,094)	(6,974,570)	(6,495,631)
Cost of products, goods and services sold	(9,482,475)	(11,468,834)	(6,764,592)	(6,262,839)
Material, energy, outsourced services and others	(304,826)	(372,552)	(209,978)	(232,844)
Impairment of assets	64	292		52
Gross value added	2,031,643	1,870,743	1,738,243	1,386,931

Depreciation, amortization and depletion	(518,805)	(505,535)	(442,786)	(318,520)

Net value added produced by the entity	1,512,838	1,365,208	1,295,457	1,068,411

Value added received in transfer	605,410	17,177	1,230,877	130,399
Results from equity investments	2,003	(6)	64,691	221,381
Financial income	603,323	16,883	1,166,146	(91,073)
Other	84	300	40	91

Total value added to distribute	2,118,248	1,382,385	2,526,334	1,198,810

Personnel	270,091	227,962	147,831	133,911
Direct compensation	205,921	174,764	108,228	102,312
Benefits	50,869	40,033	28,699	21,297
FGTS (Government Severance Pay Fund)	13,301	13,165	10,904	10,302

Taxes, fees and contribuitions	386,913	123,977	419,112	224,846
Federal	16,001	210,055	121,199	127,252
State	363,551	(91,780)	295,334	96,133
Municipal	7,361	5,702	2,579	1,461

Remuneration on third parties' capital	1,257,252	634,103	1,707,988	434,747
Financial expenses (including exchange variation)	1,188,642	574,277	1,650,362	390,678
Rentals	68,610	59,826	57,626	44,069

Remuneration on own capital	203,992	396,343	251,403	405,306
Profit for the year	251,403	405,306	251,403	405,306
Non-controlling interests in profit (loss) for the period	(47,411)	(8,963)

Value added distributed	2,118,248	1,382,385	2,526,334	1,198,810

The Management notes are an integral part of the financial statements

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, unless otherwise stated

1.                     Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)                  Significant corporate and operating events impacting these financial statements

On December 31, 2013, the parent company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315,000. On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of the operations from Braskem to OA, upon the recognition of a gain of R$277,338 (“Other operating income (expenses), net”).

Other corporate events of 2014 and which did not produce significant impact on these financial statements were presented in the 2014 annual financial statements of the Company in Note 1(a).

(b)                  Naphtha agreement with Petrobras

On August 29, 2014, Braskem and Petrobras entered into a new amendment to the naphtha supply contract of 2009, which extended the original contract duration by 6 months (from September 1, 2014 to February 28, 2015). The naphtha pricing formula of the original contract was temporarily maintained until the execution of a new long-term contract. It was also established that, if a new long-term contract was to be executed, the pricing formula in the new contract would be applied retroactively to any purchases made during the duration of the amendment. On the other hand, if a new long-term contract was not executed, the average price base negotiated between the parties would be valid throughout the duration of the amendment. After applying the average price scenario, it was determined that Braskem was entitled to a refund of R$242,900 related to amounts paid over the duration of the amendment. This amount was recorded under “Cost of goods sold” in the statement of operations for the current period.

On February 27, 2015, Braskem and Petrobras executed a new amendment to the naphtha supply contract of 2009. The amendment is valid through August 31, 2015, and maintained the naphtha pricing formula provided for in the original contract. The amendment also established that if a new price formula is adopted in a new contract, it will be applied retroactively to any purchases made during the duration of said amendment. As of the date on which the issue of these financial statements was authorized, Braskem and Petrobras had not concluded their negotiations of a new contract.

(c)                  Net working capital

On March 31, 2015, Consolidated net working capital was negative R$1,000,424 (positive R$677,907 on December 31, 2014), while the Parent Company posted a negative R$2,448,557 (negative R$726,012 on December 31, 2014). The negative result on March 31, 2015 was caused chiefly by the increase in “Trade payables”, driven by the depreciation of the Brazilian real against the U.S. dollar (20.77% in the first quarter of 2015).

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, unless otherwise stated

As part of its working capital management, Braskem relies on revolving credit facilities, maturing in 2019, in the amount of R$2,900,000 (US$750 million + R$500,000). These credit facilities may be withdrawn at any time.

2.                    Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2014 financial statements.

2.1.              Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2014, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2014 financial statements.

2.1.1           Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

The individual and consolidated Statement of Value Added (“DVA”) is required under Brazilian corporations law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement. As a result, under IFRS, it is presented as supplementary information, without prejudice to the set of financial statements.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, unless otherwise stated

2.1.2         Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total interest - %

		Headquarters	Mar/2015	Dec/2014
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")	(i)	Brazil	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")		Austria	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")	(ii)	Chile		100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Importação e Exportação Ltda. ("Braskem Importação")	(iii)	Brazil		100.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00
Braskem Netherlands Finance (“Braskem Holanda Finance”)		Netherlands	100.00
Braskem Netherlands Inc. (“Braskem Holanda Inc”)		Netherlands	100.00
Braskem Participações S.A. ("Braskem Participações")	(iii)	Brazil		100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")		Spain	100.00	100.00
Braskem Petroquímica Ltda ("Braskem Petroquímica")		Brazil	100.00	100.00
IQ Soluções e Química S.A. ("Quantiq")		Brazil	100.00	100.00
IQAG Armazéns Gerais Ltda ("IQAG")		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(iv)	Uruguay		100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	(iii)	Brazil		100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00

(i)	In process of merger by Braskem Petroquímica.
(ii)	Merged into the Petroquímica Chile in december, 2014.
(iii)	Merged into the Brskem Petroquímica in february, 2015.
(iv)	Dissolved in the period ended in march, 31, 2015.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, unless otherwise stated

2.2.                 Effect of exchange variation

(a)                    Functional and presentation currency

The functional and presentation currency of the Company is the real

(b)                    Functional currency other than the Brazilian real

Some subsidiaries and the jointly controlled subsidiary have a different functional currency from that of the Parent Company, as follows:

Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria and Braskem Austria Finance		Euro
Braskem America, Braskem America Finance, Braskem Holand Finance and Braskem Holanda Inc		U.S.dollar
Braskem Holanda	(i)	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México and Braskem México Serviços		Mexican peso

Jointly-controlled investments
Propileno Del Sur S.A. ("Propilsur")		U.S.dollar

(i)       The functional currency adopted for Braskem Holanda was changed from the Brazilian real to the U.S. dollar on January 1, 2015, due to significant volume of financial and commercial transactions in U.S. dollars, particularly with the beginning of Naphtha sales in 2015.

(c)                    Exchange variation effects

The main effects from exchange variation that impacted these financial statements are shown below:

	End of period rate			Average rate for period ended
	Mar/2015	Dec/2014	Variation	Mar/2015	Mar/2014	Variation
U.S. dollar - Brazilizan real	3.2080	2.6562	20.77%	2.8702	2.3652	21.35%
U.S. dollar - Mexican peso	15.2498	14.7180	3.61%	14.9592	13.2311	13.06%
U.S. dollar - Euro	0.9310	0.8231	13.11%	0.8900	0.7300	21.91%

2.3.                 Reconciliation of equity and profit for the period

between Parent Company and consolidated

	Shareholders' equity		Profit for the period
	Mar/2015	Dec/2014	Mar/2015	Mar/2014

Parent Company	3,814,008	6,087,775	251,403	405,306
Braskem shares owned by subsidiary	(48,892)	(48,892)
Non-controlling interest in Braskem Idesa	(265,930)	(144,533)	(47,411)	(8,963)
Consolidated	3,499,186	5,894,350	203,992	396,343

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, unless otherwise stated

3.                       Cash and cash equivalents

The information on cash and cash equivalents were presented in the 2014 annual financial statements of the Company, in Note 5.

		Consolidated
		Mar/2015	Dec/2014

Cash and banks	(i)	353,179	227,237
Cash equivalents:
Domestic market		2,876,650	2,253,648
Foreign market	(i)	1,841,442	1,512,474
Total		5,071,271	3,993,359

(i)         On March 31, 2015, it includes cash and banks of R$78,381 (R$26,830 on December 31, 2014) and cash equivalents of R$223,813 (R$307,034 on December 31, 2014) of the subsidiary Braskem Idesa, available for use in its project.

4.                       Financial investments

 The information on financial investments was presented in the 2014 annual financial statements of the Company, in Note 6.

		Consolidated
		Mar/2015	Dec/2014
Held-for-trading
Investments in FIM Sol		91,242	85,573
Other		1,571	4,155
Held-to-maturity
Quotas of investment funds in credit rights		39,011	42,495
Investments in foreign currency	(i)	483,788	399,005
Compensation of investments in foreign currency	(i)	(483,788)	(399,005)
Total		131,824	132,223

In current assets		92,813	89,729
In non-current assets		39,011	42,494

Total		131,824	132,223

(i)    On March 31, 2015, Braskem Holanda had a balance of financial investments held to maturity that was irrevocably offset by an export prepayment agreement of the Parent Company, in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco.  This accounting offset was carried out in accordance with CPC 39 and IAS 32, which provide for the possibility of offsetting financial instruments when there is intent and legally exercised right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, unless otherwise stated

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2014 annual financial statements of the Company, in Note 7.

	Consolidated		Parent Company
	Mar/2015	Dec/2014	Mar/2015	Dec/2014
Consumers
Domestic market	1,813,094	1,523,458	1,732,217	1,455,216
Foreign market	1,860,386	1,517,035	5,054,249	4,219,228
Allowance for doubtful accounts	(338,281)	(322,831)	(283,773)	(268,859)
Total	3,335,199	2,717,662	6,502,693	5,405,585

In current assets	3,199,385	2,692,612	6,369,909	5,382,456
In non-current assets	135,814	25,050	132,784	23,129
Total	3,335,199	2,717,662	6,502,693	5,405,585

6.                       Inventories

The information on inventories was presented in the 2014 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company
	Mar/2015	Dec/2014	Mar/2015	Dec/2014

Finished goods	3,289,446	3,681,204	1,925,731	2,325,911
Raw materials, production inputs and packaging	848,183	1,067,512	739,198	963,550
Maintenance materials	261,978	247,327	194,071	187,773
Advances to suppliers	365,100	346,885	319,085	324,893
Imports in transit and other	88,122	94,206	76,828	77,359
Total	4,852,829	5,437,134	3,254,913	3,879,486

In current assets	4,692,269	5,368,146	3,094,353	3,810,498
In non-current assets	160,560	68,988	160,560	68,988
Total	4,852,829	5,437,134	3,254,913	3,879,486

7.                       Related parties

The information concerning related parties was presented in the 2014 annual financial statements of the Company, in Note 9.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(a)                 Consolidated

											Consolidated
		Balances at March 31, 2015					Balances at December 31, 2014
		Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies

		Odebrecht and	Petrobras and				Odebrecht and		Petrobras and
Balance sheet		subsidiaries	subsidiaries		Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable		6,691	213,595		49,647	269,933	4,347		104,857	33,009	142,213
Inventories	(i)	122,227				122,227	108,929		123,377		232,306
Related parties			253,281	(ii)	187	253,468	55		66,375	186	66,616
Other receivables										4,535	4,535

Non-current
Advances to suppliers	(i)	160,560				160,560	68,988				68,988
Related parties
Intracompany loan			139,835			139,835			138,501		138,501
Total assets		289,478	606,711		49,834	946,023	182,319		433,110	37,730	653,159

Liabilities
Current
Trade payables		265,001	1,142,356			1,407,357	459,412		1,497,675		1,957,087
Total liabilities		265,001	1,142,356			1,407,357	459,412		1,497,675		1,957,087

		Period ended March 31, 2015					Period ended March 31, 2014
		Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies

		Odebrecht and	Petrobras and				Odebrecht and		Petrobras and
		subsidiaries	subsidiaries		Other	Total	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products		12,688	601,706		118,932	733,326	8,845		303,220	59,552	371,617
Purchases of raw materials, finished goods
services and utilities		829,358	2,558,116		13,450	3,400,924	49,933		2,110,336	5,752	2,166,021
Financial income (expenses)			(35,065)			(35,065)			1,166		1,166
General and administrative expenses
Post-employment benefits plan ("EPE")
Odebrecht previdência Privada ("Odeprev")					4,907	4,907				6,037	6,037
Gain from divestment of asset							277,338	(iii)			277,338
Total transactions		842,046	3,124,757		137,289	4,104,092	336,116		2,414,722	71,341	2,822,179

(i) Amount related to advances to raw material suppliers.
(ii) Includes credit of R$242,900 from the naphtha contract additive (Note 1(b)).
(iii) Amount related to divestment in subsidiary (Note 1(a)).

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(b)               Parent Company

	Balances at March 31, 2015
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
Balance sheet	Inc.	Holanda	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Assets
Current
Cash and equivalents											2,319,935	2,319,935
Trade accounts receivable	3,340,921	797,016	233,310	77,579		169,136	106,926	6,685	142,680			4,874,253
Inventories								122,227	5,441			127,668
Dividends and interest on capital			67,575				2,380					69,955
Related parties	45	16	16,317	65,846	59		17,537	59	252,841			352,720

Non-current
Advances to suppliers								160,560				160,560
Related parties
Loan agreements	13,167						93		73,534			86,794
Advance for future capital increase							11,007					11,007
Other receivables									29,659			29,659
Total assets	3,354,133	797,032	317,202	143,425	59	169,136	137,943	289,531	504,155		2,319,935	8,032,551

Liabilities
Current
Trade payables	6,420,796		45,905	317			227,556	14,998	1,128,595			7,838,167
Accounts payable to related parties
Advance to export	11,096	371,945		6,961	69,593							459,595
Other payables			149,486	381			38,343					188,210

Non-current
Accounts payable to related parties
Advance to export	122,973	10,464,698		907,864	417,040							11,912,575
Payable notes	12,319		1,447									13,766
Total liabilities	6,567,184	10,836,643	196,838	915,523	486,633		265,899	14,998	1,128,595			20,412,313

	Period ended March 31, 2015
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc.	Holanda	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Transações
Sales of products	28,380	499,828	581,020	934		83,144	160,904	12,674	526,637			1,893,521
Purchases of raw materials, finished products
services and utilities	823,890		121,041				11,509	46,280	2,438,777			3,441,497
Financial income (expenses)	(708,341)	(1,946,565)		(150,472)	(87,037)	24,922	21,037		(35,064)			(2,881,520)
General and administrative expenses
Post-employment benefits
Odebrecht previdência Privada ("Odeprev")										4,587		4,587
Total transactions	143,929	(1,446,737)	702,061	(149,538)	(87,037)	108,066	193,450	58,954	2,930,350	4,587		2,458,085

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

	Balances at December 31, 2014
	Associated companies, Jointly-controlled investment and associated companies								Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
Balance sheet	Inc.	Holanda	Petroquímica	Qpar	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Assets
Current
Cash and equivalents												1,490,895	1,490,895
Trade accounts receivable	2,740,452	472,347	248,350		68,940		116,520	144,367	3,326	103,403	25,031		3,922,736
Inventories									108,929	123,377			232,306
Dividends and interest on capital			67,575					2,380					69,955
Related parties	37	15	24,658		53,684	54		18,081	55	35,642	187		132,413

Non-current
Advances to suppliers									68,988				68,988
Related parties
Current accounts								1,863					1,863
Loan agreements	10,787							77		101,858			112,722
Other receivables								22,892					22,892
Total assets	2,751,276	472,362	340,583		122,624	54	116,520	189,660	181,298	364,280	25,218	1,490,895	6,054,770

Liabilities
Current
Trade payables	5,476,274		11,879		15			1,566	11,748	1,484,614			6,986,096
Accounts payable to related parties
Advance to export		191,619			12,319	54,304							258,242
Other payables	1,040		89,449		345			98,281					189,115

Non-current
Advance to export		8,797,501			751,705	345,306							9,894,512
Current accounts								97					97
Payable notes	112,021							1,447					113,468
Total liabilities	5,589,335	8,989,120	101,328		764,384	399,610		101,391	11,748	1,484,614			17,441,530

	Period ended March 31, 2014
	Associated companies, Jointly-controlled investment and associated companies								Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc.	Holanda	Petroquímica	Qpar	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Fim Sol	Total
Transações
Sales of products	329,516	136,670	262,425	52,413	3,662		68,830	84,791	8,844	159,876	5,266		1,112,293
Purchases of raw materials, finished products
services and utilities	887,904		88,579	112,216				7,109	48,371	1,439,082	36		2,583,297
Financial income (expenses)	89,278	65,728			8,458	10,350	(3,002)	(1,697)		1,166			170,281
General and administrative expenses
Post-employment benefits
Odebrecht previdência Privada ("Odeprev")											3,747		3,747
Gain from divestment of asset									277,338				277,338
Total transactions	1,306,698	202,398	351,004	164,629	12,120	10,350	65,828	90,203	334,553	1,600,124	9,049		4,146,956

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(c)                    Key management personnel

	Parent company and consolidated
Income statement transactions	Mar/2015	Mar/2014
Remuneration
Short-term benefits to employees and managers	4,057	3,486
Post-employment benefit	59	76
Long-term incentives		22
Total	4,116	3,584

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2014 annual financial statements of the Company, in Note 10.

		Consolidated		Parent Company
		Mar/2015	Dec/2014	Mar/2015	Dec/2014

Brazil
IPI		25,660	20,456	21,669	16,945
Value-added tax on sales and services (ICMS) - normal operations		409,094	413,066	306,060	307,689
ICMS - credits from PP&E		131,631	136,308	125,447	129,979
Social integration program (PIS) and social contribution
on revenue (COFINS) - normal operations		421,823	675,983	419,122	663,140
PIS and COFINS - credits from PP&E		252,305	244,194	240,238	232,510
Income tax and social contribution (IR and CSL)		696,915	692,723	620,086	597,980
REINTEGRA program		295,440	263,771	292,515	258,735
Federal supervenience		165,346	170,264	161,486	166,448
Other		21,276	9,217	2,898	5,648

Other countries
Value-added tax	(i)	466,275	547,947
Other		9,149	1,336
Total		2,894,914	3,175,265	2,189,521	2,379,074

Current assets		1,653,295	2,129,837	1,042,861	1,416,523
Non-current assets		1,241,619	1,045,428	1,146,660	962,551
Total		2,894,914	3,175,265	2,189,521	2,379,074

(i)       Includes R$421,805 from purchases of machinery and equipment for the Ethylene XXI Project. The Management expects these credits to be received in the short term based on the laws of the countries that are involved.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

9.                       Investments

The information related to investments was presented in the Company’s 2014 annual financial statements, in Note 11.

(a)                    Information on investments

		Interest in total capital		Adjusted net profit (loss)		Adjusted
		total (%) - 3/31/2015		for the period		equity
		Direct	Direct e Indirect	Mar/2015	Mar/2014	Mar/2015	Dec/2014

Subsidiaries
Alclor		100.00	100.00	(809)		37,678	15,595
Braskem Alemanha		5.66	100.00	(34,596)	16,612	1,258,615	1,077,918
Braskem America			100.00	10,897	29,444	1,275,324	1,047,206
Braskem America Finance			100.00	85	(84)	1,737	1,664
Braskem Argentina		96.77	100.00	(5,713)	2,599	21,427	27,140
Braskem Austria		100.00	100.00	(1,590)	(392)	(8,381)	(7,378)
Braskem Austria Finance			100.00	(8)	(5)	85	3
Braskem Chile					(136)
Braskem Espanha			100.00			(9)	(9)
Braskem Holanda		100.00	100.00	(16,893)	11,990	1,667,871	1,394,982
Braskem Finance		100.00	100.00	(91,620)	(28,792)	(305,108)	(213,489)
Braskem Idesa		75.00	75.00	(369,220)	(15,140)	(1,063,718)	(578,125)
Braskem Idesa Serviços			75.00	4,088	518	6,683	5,483
Braskem Importação							203
Braskem Inc.		100.00	100.00	262,012	101,399	760,927	498,915
Braskem México		99.97	100.00	34,125	15,320	432,270	337,975
Braskem México Serviços			100.00	2,117	199	2,899	1,625
Braskem Participações					(7)		45,634
Braskem Petroquímica		100.00	100.00	61,580	61,233	1,916,781	1,795,269
Braskem Qpar	(i)				106,927
IQAG		0.12	100.00	1,346	938	11,254	8,448
Lantana			100.00	(148)	21	(860)	(711)
Norfolk					(57)		(433)
Petroquímica Chile		97.96	100.00	333	1,081	7,798	7,609
Politeno Empreendimentos					(1)		14,298
Quantiq		99.90	100.00	(7,077)	7,955	232,429	239,506

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A.("RPR")		33.20	33.20	8,173	324	141,704	125,955
Odebrecht Comercializadora de Energia S.A. ("OCE")		20.00	20.00	216	159	915	734
Propilsur		49.00	49.00		(88)	121,547	121,547

Associates
Borealis		20.00	20.00	8,529		170,809	174,433
Companhia de Desenvolvimento
Rio Verde ("Codeverde")		35.97	35.97		(197)	46,342	46,342

(i)	Merged into the parent company in December 2014.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(b)                    Changes in investments – parent company

				Equity in results of investees		Amortization		Currency
	Balance at		Capital	Effect	Adjustment of	of fair value		translation	Balance at
	Dec/2014	Merger	increase	of results	profit in inventories	adjustment	Other	adjustments	Mar/2015
Subsidiaries and jointly- controlled investment

Domestic subsidiaries
Alclor	15,595		22,892	(809)					37,678
Braskem Participações	45,634	(45,634)
Braskem Petroquímica	1,911,604	59,932		61,580	(4,481)	(7,784)			2,020,851
Politeno Empreendimentos	14,298	(14,298)
Quantiq	243,466			(7,077)		9			236,398
RPR	41,822			2,732				2,497	47,051
OCE	148			36					184
	2,272,567		22,892	56,462	(4,481)	(7,775)		2,497	2,342,162

Foreign subsidiaries
Braskem Alemanha	61,014			(1,958)				12,186	71,242
Braskem Argentina	26,155			(5,713)	(2,552)				17,890
Braskem Holanda	1,394,890			(16,893)	(6,377)			289,783	1,661,403
Braskem Inc.	497,945			262,012	(5,097)				754,860
Braskem México	337,975			34,125				60,170	432,270
Petroquímica Chile	7,609			333	(1,513)		(143)		6,286
	2,325,588			271,906	(15,539)		(143)	362,139	2,943,951

	4,598,155		22,892	328,368	(20,020)	(7,775)	(143)	364,636	5,286,113

Associates
Domestic subsidiaries
Borealis	34,887			(725)					34,162
	34,887			(725)					34,162

Total	4,633,042		22,892	327,643	(20,020)	(7,775)	(143)	364,636	5,320,275

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(c)                    Equity accounting results - breakdown

		Consolidated		Parent company
	Mar/2015	Mar/2014	Mar/2015	Mar/2014

Equity in results of subsidiaries, associate and jointly-controlled	2,003	(6)	307,623	272,139
Amortization of fair value adjustment			(7,775)	(21,607)
Provision for subsidiaries with negative equity			(235,159)	(29,191)
Other			2	40
	2,003	(6)	64,691	221,381

(d)                    Summary of information from the partially owned subsidiary Braskem Idesa

Balance sheet
Assets	Mar/2015	Dez/2014	Liabilities	Mar/2015	Dez/2014

Current			Current
Cash and cash equivalents	302,194	333,864	Trade payables	420,326	620,953
Inventories	244,495	238,193	Project finance	31,352	26,462
Taxes recoverable	423,669	499,173	Other payables	97,248	101,596
Other receivables	111,047	96,350		548,926	749,011
	1,081,405	1,167,580
			Non-current
Non-current			Project finance	9,353,079	7,551,033
Other receivables	281,570	219,010	Loan agreements	3,913,265	2,921,275
Property, plant and equipment	11,402,880	9,260,814	Other payables	14,303	4,210
	11,684,450	9,479,824		13,280,647	10,476,518

			Shareholders' equity	(1,063,718)	(578,125)

Total assets	12,765,855	10,647,404	Total liabilities and shareholders' equity	12,765,855	10,647,404

Statement of operations			Statement of cash flows
	Mar/2015	Mar/2014		Mar/2015	Mar/2014

Gross profit	(4,717)	(768)	Cash flows from operating activities
Operating expenses, net	(18,589)	(14,017)	Cash generated by operating activities	128,921	(189,515)
Financial results	(143,951)	(4,819)	Interest paid	(178,846)	(61,874)
Loss before income tax	(167,257)	(19,604)	Net cash used by operating activities	(49,925)	(251,389)
Income tax	(23,337)	4,464
Loss for the period	(190,594)	(15,140)	Net cash used in investing activities	(548,290)	(773,660)
			Net cash provided by financing activities
			Short-term and Long-term debit - obtained loans	357,319
			Related parties	244,322	357,061
				601,641	357,061

			Exchange variation on cash	(35,096)	8,163

			Decrease in cash and cash equivalents	(31,670)	(659,825)

			Represented by
			Cash and cash equivalents at the beginning for the period	333,864	809,875
			Cash and cash equivalents at the end for the period	302,194	150,050

			Decrease in cash and cash equivalents	(31,670)	(659,825)

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2014 annual financial statements, in Note 12.

		Consolidated
				Mar/2015			Dec/2014
			Accumulated			Accumulated
			depreciation/			depreciation/
		Cost	depletion	Net	Cost	depletion	Net

Land		458,908		458,908	436,540		436,540
Buildings and improvements		1,898,139	(869,514)	1,028,625	1,899,018	(848,243)	1,050,775
Machinery, equipment and installations		26,994,353	(13,279,082)	13,715,271	26,581,334	(12,772,515)	13,808,819
Projects in progress	(i)	15,425,960		15,425,960	13,179,475		13,179,475
Other		1,122,740	(583,049)	539,691	1,065,324	(539,443)	525,881
Total		45,900,100	(14,731,645)	31,168,455	43,161,691	(14,160,201)	29,001,490

(i)       It includes spending on the construction of the plant in Mexico (Ethylene XXI Project) in the amount of R$11,402,880.

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended March 31, 2015 that indicate the need for impairment testing on the property, plant and equipment.

11.                   Intangible assets

The information on intangible assets was presented in the 2014 annual financial statements of the Company, in Note 13.

	Consolidated
			Mar/2015	Dec/2014
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	216,816	(95,170)	121,646	213,031	(91,121)	121,910
Software and use rights	510,513	(310,336)	200,177	497,813	(292,250)	205,563
Contracts with customers and suppliers	813,337	(350,696)	462,641	729,711	(280,374)	449,337
Total	4,728,388	(1,885,006)	2,843,382	4,628,277	(1,792,549)	2,835,728

Impairment of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended March 31, 2015 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in October 2014, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

12.                   Borrowings

The information on borrowings was presented in the 2014 annual financial statements of the Company, in Note 14.

	Annual financial charges			Consolidated
		Average interest (unless otherwise stated)
	Monetary restatement		Mar/2015	Dec/2014
Foreign currency
Bonds and Medium term notes (MTN)	Note 12 (a)	Note 12 (a)	14,203,162	11,776,438
Advances on exchange contracts	US dollar exchange variation	1.68%	33,758
Export prepayment	Note 12 (b)	Note 12 (b)	517,959	427,074
BNDES	Note 12 (c)	Note 12 (c)	443,033	396,439
Export credit notes	Note 12 (d)	Note 12 (d)	1,158,286	956,010
Working capital	US dollar exchange variation	1.59% above Libor	763,280	633,104
Transactions costs			(261,868)	(260,656)

Local currency
Export credit notes	Nota 12 (d)	Nota 12 (d)	2,460,259	2,435,839
BNDES	Nota 12 (c)	Nota 12 (c)	2,999,687	3,137,035
BNB/ FINAME/ FINEP/ FUNDES		6.52%	736,128	762,757
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.70%	6,628	8,512
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50%	51,890	51,090
Other	TJLP	0.04%	27,685	26,928
Transactions costs			(13,093)	(14,007)
Total			23,126,794	20,336,563

Current liabilities			1,876,939	1,418,542
Non-current liabilities			21,249,855	18,918,021
Total			23,126,794	20,336,563

		Parent company
	Mar/2015	Dec/2014
Foreign currency
Current liabilities	1,509,395	1,240,926
Non-current liabilities	2,803,999	2,349,741
	4,313,394	3,590,667
Local currency
Current liabilities	1,191,170	894,025
Non-current liabilities	5,077,898	5,513,925
	6,269,068	6,407,950

Current liabilities	2,700,565	2,134,951
Non-current liabilities	7,881,897	7,863,666
Total	10,582,462	9,998,617

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(a)                    Bonds and MTN

	Issue amount		Interest	Consolidated
Issue date	(US$ in thousands)	Maturity	(% per year)	Mar/2015	Dec/2014
July - 1997	250,000	June - 2015	9.38	177,417	149,394
September - 2006	275,000	January - 2017	8.00	185,145	165,863
June - 2008	500,000	June - 2018	7.25	451,076	381,567
May - 2010	400,000	May - 2020	7.00	157,201	127,945
May - 2010	350,000	May - 2020	7.00	1,154,020	939,251
October - 2010	450,000	no maturity date	7.38	1,469,033	1,216,348
April - 2011	750,000	April - 2021	5.75	2,461,177	2,009,294
July - 2011	500,000	July - 2041	7.13	1,625,587	1,369,631
February - 2012	250,000	April - 2021	5.75	823,136	672,005
February - 2012	250,000	no maturity date	7.38	816,130	675,749
May - 2012	500,000	May - 2022	5.38	1,639,444	1,339,601
July - 2012	250,000	July - 2041	7.13	812,794	684,815
February - 2014	500,000	February - 2024	6.45	1,620,668	1,363,317
May - 2014	250,000	February - 2024	6.45	810,334	681,658
Total	5,475,000			14,203,162	11,776,438

(b)                    Export prepayments (“EPP”)

	Initial amount
	of the transaction			Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)	Mar/2015	Dec/2014
January - 2013	200,000	November - 2022	US dollar exchange variation + semiannual Libor + 1.10	517,959	427,074
Total	200,000			517,959	427,074

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(c)                    BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Mar/2015	Dec/2014

Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.88	5,000	4,795
Braskem Qpar expansion	2006/2007/2008	April - 2016	US dollar exchange variation + 6.73 to 6.88	6,582	6,717
Green PE	2009	July - 2017	US dollar exchange variation + 6.66	35,530	32,577
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.66	65,824	61,946
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.66	125,235	109,077
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.50 to 6.53	159,203	141,894
Butadiene	2011	January - 2021	US dollar exchange variation + 6.53	45,659	39,433
				443,033	396,439

Local currency
Other	2006	September - 2016	TJLP + 2.80	26,893	31,376
Braskem Qpar expansion	2006/2007/2008	February - 2016	TJLP + 2.15 to 3.30	31,799	40,617
Green PE	2008/2009	June - 2017	TJLP + 0.00 to 4.78	178,080	198,608
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	143,274	162,815
Limit of credit II	2009	January - 2021	4.00 to 4.50	93,096	93,875
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	278,845	293,568
New plant PVC Alagoas	2010	December - 2019	5.50	31,739	33,414
Limit of credit III	2011	January - 2021	TJLP + 0.00 to 3.58	1,272,651	1,331,699
Limit of credit III	2011	January - 2021	SELIC + 2.58 to 2.78	259,420	260,508
Limit of credit III	2011	January - 2021	3.50 to 6.00	236,822	250,505
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	110,423	115,225
Finem	2014	March - 2021	TJLP + 2.78	197,254	192,827
Finem	2014	March - 2021	SELIC + 2.78	136,720	129,326
Finem	2014	March - 2021	6.00	2,671	2,672
				2,999,687	3,137,035

Total				3,442,720	3,533,474

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(d)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Mar/2015	Dec/2014

Foreign currency
November - 2006		167,014	May - 2018	Us dollar exchange variation + 8.10	258,162	209,561
April - 2007		101,605	March - 2018	Us dollar exchange variation + 7.87	166,466	135,220
May - 2007		146,010	May - 2019	Us dollar exchange variation + 7.85	246,896	200,518
January - 2008		266,430	February - 2020	Us dollar exchange variation + 7.30	486,762	410,711
		681,059			1,158,286	956,010

Local currency
April - 2010		50,000	October - 2021	105% of CDI	37,187	36,120
June - 2010		200,000	October - 2021	105% of CDI	148,746	144,481
February - 2011		250,000	October - 2021	105% of CDI	148,746	144,481
April - 2011	(i)	450,000	abr-2019	112,5% of CDI	461,767	461,254
June - 2011		80,000	October - 2021	105% of CDI	59,498	57,792
August - 2011	(i)	400,000	August - 2019	112,5% of CDI	404,672	404,309
June - 2012		100,000	October - 2021	105% of CDI	74,373	72,241
September - 2012		300,000	October - 2021	105% of CDI	223,120	216,722
October - 2012		85,000	October - 2021	105% of CDI	63,217	61,405
February - 2013	(ii)	100,000	September - 2017	8.00	101,075	101,161
February - 2013	(ii)	100,000	February - 2016	8.00	101,161	101,161
February - 2013	(ii)	50,000	September - 2017	8.00	50,419	50,440
February - 2013	(ii)	100,000	February - 2016	8.00	101,075	101,096
March - 2013	(ii)	50,000	March - 2016	8.00	50,257	50,257
June - 2014	(ii)	50,000	June - 2017	7.50	50,010	50,010
June - 2014	(ii)	17,500	June - 2017	8.00	17,504	17,504
June - 2014	(ii)	10,000	June - 2017	8.00	10,002	10,002
September - 2014		100,000	August - 2020	108% of CDI	100,715	103,579
November - 2014	(ii)	150,000	November - 2017	8.00	154,029	151,094
November - 2014		100,000	April - 2015	8.00	102,686	100,730
Total		2,742,500			2,460,259	2,435,839

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.2.1 (b.i)).

(ii)       The Company enters into swap transactions for these contracts (from 67.10% to 92.70% of CDI) (Note 14.2.1 (a)).

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(e)                    Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	Mar/2015	Dec/2014
2016	808,814	1,253,774
2017	1,580,571	1,528,616
2018	2,226,665	1,977,384
2019	2,119,218	1,997,887
2020	2,269,811	1,940,691
2021	3,475,090	2,947,526
2022	1,703,656	1,417,085
2023	7,448	7,652
2024	2,422,033	2,008,387
2025 and thereafter	4,636,549	3,839,019
Total	21,249,855	18,918,021

(f)                     Capitalized financial charges - consolidated

In the period ended March 31, 2015, a total of R$33,334 corresponding to financial charges were capitalized (R$19,842 in the period ended March 31, 2014), including monetary variation and part of the exchange variation. The average rate of these charges in the period was 7.53% p.a. (7.41% p.a. in the period ended March 31, 2014).

(g)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	Mar/2015	guaranteed	Guarantees

BNB	March - 2023	474,054	474,054	Mortgage of plants, pledge of machinery and equipment
BNDES	January - 2021	3,442,720	3,442,720	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June - 2020	167,753	167,753	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	98,400	98,400	Bank surety
FINAME	February - 2022	2,549	2,549	Pledge of equipment
Total		4,185,476	4,185,476

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

13.                   Project finance

The information on project finance was presented in the 2014 annual financial statements in Note 15.

	US$ thousands				Consolidated
Identification	Contract value	Value received	Maturity	Charges (% per year)	Mar/2015	Dez/2014
Project finance I	700,000	643,626	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,073,270	1,716,943
Project finance II	210,000	161,358	February - 2027	Us dollar exchange variation + 6.17	521,275	378,992
Project finance III	600,000	519,801	February - 2029	Us dollar exchange variation + 4.33	1,676,125	1,388,166
Project finance IV	660,000	638,577	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,058,533	1,757,438
Project finance V	400,000	367,787	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,186,543	982,688
Project finance VI	90,000	57,624	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	185,666	153,762
Project finance VII	533,095	490,163	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	1,524,679	1,311,104
Transactions costs					(125,970)	(111,598)
Total	3,193,095	2,878,936			9,100,121	7,577,495

VAT borrowings (i)			November - 2029	MXN exchange variation + 2.00% above TIIE (ii)	284,311
					284,311

					9,384,432	7,577,495

Current liabilities					31,352	26,462
Non-current liabilities					9,353,080	7,551,033
Total					9,384,432	7,577,495

(i)       Financing for Braskem IDESA to be paid exclusively to the refund of value-added taxes (Note 8.i).

(ii)      TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

Braskem Idesa capitalized the charges incurred on this financing in the period ending March 31, 2015, in the amount of R$137,653 (R$72,289 in the period ended March 31, 2014), including a portion of exchange variation. The average interest rate over these charges in the period was 8.81% p.a. (5.02% p.a. in the period ended March 31, 2014).

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Consolidated
	Mar/2015	Dec/2014

2016	172,291	137,360
2017	509,258	417,129
2018	624,201	511,886
2019	649,920	533,244
2020	767,569	630,543
2021	878,550	722,211
2022	733,411	603,387
2023	970,004	797,728
2024	1,050,043	863,811
2025 and thereafter	2,997,833	2,333,734
Total	9,353,080	7,551,033

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

14.                   Financial instruments

The information related to financial instruments was presented in the 2014 financial statements of the Company, in Note 16.

14.1.             Non-derivative financial instruments – measured at fair value - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Mar/2015	Dec/2014	Mar/2015	Dec/2014

Cash and cash equivalents	3
Cash and banks				353,179	227,237	353,179	227,237
Financial investments in Brazil		Held-for-trading	Nível 2	808,020	1,146,880	808,020	1,146,880
Financial investments in Brazil		Loans and receivables		2,068,630	1,106,768	2,068,630	1,106,768
Financial investments abroad		Held-for-trading	Nível 2	1,841,442	1,512,474	1,841,442	1,512,474
				5,071,271	3,993,359	5,071,271	3,993,359

Financial investments	4
FIM Sol investments		Held-for-trading	Nível 2	91,242	85,573	91,242	85,573
Other		Held-for-trading	Nível 2	1,571	4,155	1,571	4,155
Quotas of receivables investment fund		Held-to-maturity		39,011	42,495	39,011	42,495
				131,824	132,223	131,824	132,223

Trade accounts receivable	5			3,335,199	2,717,662	3,335,199	2,717,662
						-	-
Related parties credits	7	Loans and receivables		393,303	205,117	393,303	205,117
						-	-
Trade payables				12,802,587	10,852,410	12,802,587	10,852,410

Borrowings	12
Foreign currency - Bond			Nível 1	14,203,162	11,776,438	13,365,211	11,900,361
Foreign currency - other borrowings				2,916,316	2,412,627	2,916,316	2,412,627
Local currency				6,282,277	6,422,161	6,282,277	6,422,161
				23,401,755	20,611,226	22,563,804	20,735,149

Project finance	13			9,510,402	7,689,093	9,510,402	7,689,093
					-	-	-
Ethylene XXI Project Loan	16			1,000,950	792,188	1,000,950	792,188
					-	-	-
Other payables				302,805	296,969	302,805	296,969

(a)                    Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

14.2.             Derivative financial instruments designated and not designated for hedge accounting

14.2.1    Changes

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	Dec/2014	fair value	settlement	Mar/2015

Non-hedge accounting transactions
Exchange swap		Level 2	Argentine peso	Dollar	1,383	3,155	(4,538)
Interest rate swaps	14.2.1 (a)	Level 2	Fixed rate	CDI	18,588	(3,289)	2,638	17,937
Deliverable Forward		Level 2	Euro	Dollar	2,230	(5,081)	3,617	766
					22,201	(5,215)	1,717	18,703

Hedge accounting transactions
Exchange swap	14.2.1 (b.i)	Level 2	CDI	Dollar+Interests	560,828	323,348	(6,220)	877,956
Interest rate swaps	14.2.1 (c.i.i)	Level 2	Libor	Fixed price	3,542	72,724	(14,702)	61,564
Deliverable Forward	14.2.1 (c.i.ii)	Level 2	Mexican peso	Dollar	30,533	10,368	(28,718)	12,183
					594,903	406,440	(49,640)	951,703

Derivatives operations
Current assets					(33,555)			(16,635)
Non-current assets					(39,350)
Current liabilities					95,626			82,749
Non-current liabilities					594,383			904,292
					617,104			970,406

(a)                    Interest rate swap linked to NCE

Identification		Interest rate	Maturity		Fair value
	Nominal value	(hedge)		Mar/2015	Dec/2014
Swap NCE I	100,000	90.65% CDI	February - 2016	3,361	3,576
Swap NCE II	50,000	88.20% CDI	February - 2016	1,722	1,879
Swap NCE III	100,000	92.64% CDI	February - 2016	3,507	3,773
Swap NCE IV	50,000	92.70% CDI	February - 2016	1,805	1,928
Swap NCE V	50,000	68.15% CDI	December - 2016	537	360
Swap NCE VI	100,000	91.92% CDI	February - 2016	3,516	3,781
Swap NCE VII	50,000	92.25% CDI	March - 2016	1,785	1,911
Swap NCE VIII	17,500	91.10% CDI	March - 2016	601	640
Swap NCE IX	10,000	77.52% CDI	August - 2016	262	241
Swap NCE X	50,000	67.15% CDI	December - 2016	424	251
Swap NCE XI	50,000	67.10% CDI	December - 2016	417	248
Total	627,500			17,937	18,588

Derivatives operations
Current liabilities				17,937	18,588
Total				17,937	18,588

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(b)                    Operations designated for hedge accounting

(b.i)        Swaps related to export credit notes (NCE)

Identification		Hedge		Maturity	Fair value
	Nominal value	US$ thousands	interest rate per year		Mar/2015	Dec/2014
Swap NCE I	200,000	122.100	6.15%	August - 2019	228,633	155,961
Swap NCE II	100,000	60.187	6.15%	August - 2019	111,194	75,373
Swap NCE III	100,000	59.588	6.15%	August - 2019	109,029	73,565
Swap NCE IV	100,000	56.205	5.50%	April - 2019	90,761	57,906
Swap NCE V	100,000	56.180	5.50%	April - 2019	90,699	57,831
Swap NCE VI	150,000	82.372	7.90%	April - 2019	154,525	80,506
Swap NCE VII	100,000	58.089	4.93%	April - 2019	93,115	59,686
Total	850,000	494.721			877,956	560,828

Derivatives operations
Current assets					(16,635)	(33,555)
Non-Current liabilities					894,591	594,383
Total					877,956	560,828

(b.ii)       Non-derivative liabilities designated for export hedge accounting

(b.ii.i)     Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

Hedged exports amounted to US$6.757.231, as shown below:

Total nominal value
US$ thousands

2016	839,447
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
6,757,231

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

On March 31, 2015, the maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$ thousands

2015	2,219,245
2016	278,849
2017	84,383
2018	1,136,428
2019	183,684
2020	567,677
2021	1,016,965
2022	520,000
2024	750,000
6,757,231

(b.ii.ii)    Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, Braskem Idesa designated its liabilities related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Therefore, the impact of exchange variation on future cash flows in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

On March 31, 2015, hedged sales and the maturities of financial liabilities amounted to US$2,878,936 thousand and were distributed as follows

Total nominal value
US$ thousands

2016	60,862
2017	165,217
2018	200,138
2019	206,844
2020	240,596
2021	273,942
2022	229,136
2023	300,853
2024	324,902
2025	322,097
2026	278,065
2027	136,576
2028	111,765
2029	27,943
2,878,936

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction coefficient methods, respectively.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(c)                    Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa share the same guarantees with the Project Finance.

(c.i)        Interest rate swap linked to Libor (operation designated for hedge accounting)

Identification		Interest rate	Maturity		Fair value
	Nominal value	(hedge)		Mar/2015	Dec/2014
Swap Libor I	299,996	1.9825%	May - 2025	14,013	790
Swap Libor II	299,996	1.9825%	May - 2025	14,184	870
Swap Libor III	299,996	1.9825%	May - 2025	14,021	775
Swap Libor IV	129,976	1.9825%	May - 2025	6,071	330
Swap Libor V	132,996	1.9825%	May - 2025	6,266	386
Swap Libor VI	149,932	1.9825%	May - 2025	7,009	391
Total	1,312,892			61,564	3,542

Derivatives operations
Current assets					(39,350)
Current liabilities				51,863	42,892
Non-current liabilities				9,701
Total				61,564	3,542

(c.ii)       Currency futures contract– Mexican Peso / U.S. Dollar (operation designated for hedge accounting)

Identification		Foreign exchange	Maturity		Fair value
	Nominal value	(hedge)		Mar/2015	Dec/2014
Deliverable Forward	23,381	12.9518	February - 2015		7,723
Deliverable Forward	29,047	13.1969	March - 2015		8,485
Deliverable Forward	18,625	13.0980	March - 2015		5,841
Deliverable Forward	10,230	13.0490	April - 2015	4,792	3,334
Deliverable Forward	5,897	13.1167	June - 2015	2,714	1,878
Deliverable Forward	7,014	13.4329	June - 2015	2,811	1,947
Deliverable Forward	2,245	13.2538	July - 2015	996	708
Deliverable Forward	1,847	13.1486	August - 2015	870	617
Total	98,286			12,183	30,533

Derivatives operations
Current liabilities				12,183	30,533
Total				12,183	30,533

(d)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from March 31, 2015, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$27,238 thousand for the NCE exchange swap (Note 14.2.1(b.i)) and R$427 for the NCE interest rate swap (Note 14.2.1(a)), and US$3,472 thousand to the swap of Libor related to Braskem’s project in Mexico (Note 14.2.1 (c.i)).

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

14.3.             Credit quality of financial assets

(a)                    Trade accounts receivable

On March 31, 2015, the credit ratings for the domestic market were as follows:

				(%)
			Mar/2015	Dec/2014
1	Minimum risk		5.49	5.09
2	Low risk		43.96	40.23
3	Moderate risk		29.67	30.81
4	High risk		19.93	23.15
5	Very high risk	(i)	0.95	0.72

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
March 31, 2015	0.18%	0.68%
March 31, 2014	0.31%	0.60%
December 31, 2014	0.65%	0.18%
December 31, 2013	0.14%	0.13%

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	Mar/2015	Dec/2014
Financial assets with risk assessment
AAA	4,759,232	3,765,527
AA		65,304
AA-	37,178
A+	61,554	53,229
A	257,301	180,233
A-	46,267	13,648
	5,161,532	4,077,941
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	39,011	42,495
Sundry funds (ii)	472	3,056
Other financial assets with no risk assessment	2,080	2,090
	41,563	47,641

Total	5,203,095	4,125,582

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

14.4.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On March 31, 2015, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Selection of scenarios

(b.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil on March 27, 2015 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of March 31, 2015. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions. According to the Market Readout, at the end of 2015, the U.S. dollar will appreciate by 26.12% against the Brazilian real compared to end-2014, and the CDI rate will reach 11.75%.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 5.5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, while the CDI rate shows an increase of 1.0% by the end of 2015. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(b.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	(617,954)	(3,490,136)	(6,980,273)
BNDES	(19,611)	(110,758)	(221,517)
Working capital / structured operations	(85,057)	(480,392)	(960,783)
Export prepayments	(22,075)	(124,677)	(249,353)
Project finance	(415,396)	(2,346,108)	(4,692,216)
Financial investments abroad	113,724	642,299	1,284,597
Swaps	(79,141)	(367,838)	(814,818)

Mexican peso/U.S. dollar exchange rate
Deliverable Forward	(1,503)	(14,967)	(24,960)

Libor floating interest rate
Working capital / structured operations	(2,505)	(12,524)	(25,048)
Export prepayments	(3,276)	(16,381)	(32,762)

CDI interest rate
NCE	39,745	(136,271)	(288,079)
NCA	54,021	(192,567)	(419,683)
Foreign loans / other in local currency	1,053	(3,570)	(7,484)

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	5.5%	6.0%	6.5%

TJLP interest rate
BNDES	(38,222)	(86,715)	(130,939)

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

15.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2014 annual financial statements, in Note 17.

	Consolidated		Parent company
	Mar/2015	Dec/2014	Mar/2015	Dec/2014
Parent Company and subsidiaries in Brazil
IPI	74,760	53,536	64,685	46,518
IR and CSL	108,539	31,474	25,899	27,847
ICMS	125,804	99,328	94,381	26,758
Other	51,559	45,177	43,823	47,207

Other countries
Other	12,330	4,576
Total	372,992	234,091	228,788	148,330

Current liabilities	342,293	203,392	198,154	117,696
Non-current liabilities	30,699	30,699	30,634	30,634
Total	372,992	234,091	228,788	148,330

16.              Ethylene XXI Project Loan

Braskem Idesa is building a plant in Mexico, called the Ethylene XXI Project and financed under the project finance modality (Note 13). The financing structure observes the ratio of 70% debt (Project Finance) and 30% using shareholder funds, in the form of equity or subordinated loan (loan). This loan, which is due to the non-controlling shareholder of Braskem Idesa will be paid exclusively with cash generated from the project.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

17.                   Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2014 annual financial statements, in Note 19.

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

		Consolidated		Parent company
		Mar/2015	Mar/2014	Mar/2015	Mar/2014

Income before IR and CSL		379,325	569,133	341,170	503,068

IR and CSL at the rate of 34%		(128,974)	(193,505)	(115,998)	(171,043)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		681	(8,057)	24,595	92,527
Other permanent adjustments	(i)	(47,040)	28,772	1,636	(19,246)

Effect of IR and CSL on results of operations		(175,333)	(172,790)	(89,767)	(97,762)

Breakdown of IR and CSL:

Current IR and CSL		(50,302)	(53,456)	(2,960)
Deferred IR and CSL		(125,031)	(119,334)	(86,807)	(97,762)
Total IR and CSL on income statement		(175,333)	(172,790)	(89,767)	(97,762)

(i)    The main impact on this account include permanent tax restatement resulting from the effects of inflation on the subsidiary Braskem Idesa (14.62% increase on the effective tax rate).

The nominal income tax (IR) rates of subsidiaries abroad differ from those in Brazil, of 34% (IR – 25% and CSLL 9%), as shown below:

	Official rate - %
	Headquarters
	(Country)	Mar/2015

Direct and Indirect subsidiaries
Braskem Alemanha	Germany	31.90
Braskem America and Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria and Braskem Austria Finance	Austria	25.00
Braskem Petroquímica Chile	Chile	20.00
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc	Netherland	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexico	30.00

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(b)                  Breakdown of deferred income tax and social contribution

	Consolidated		Parent company
Assets	Mar/2015	Dec/2014	Mar/2015	Dec/2014

Tax losses (IR) and negative base (CSL)	1,536,305	1,082,097	386,126	276,727
Goodwill amortized	7,062	7,411	7,062	7,411
Exchange variations	2,493,436	1,302,801	2,491,263	1,302,801
Temporary adjustments	49,690	151,639	652,709	526,377
Business combination	188,188	187,859	89,769	89,770
Pension plan		104,227		104,226
Deferred charges - write-off	21,024	24,854	20,848	20,848
	4,295,705	2,860,888	3,647,777	2,328,160

Liabilities

Amortization of goodwill based on future profitability	709,823	699,179	620,756	612,277
Tax depreciation	732,352	694,039	669,726	633,414
Temporary differences	511,638	416,230	11,702	11,704
Business combination	224,368	232,301	76,651	81,349
Write-off negative goodwill of incorporated subsidiaries	445	594	445	593
Additional indexation PP&E	121,312	124,762	121,312	124,762
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	307,385	313,422	307,385	313,423
Other	125,981	113,645	59,680	57,335
	2,733,304	2,594,172	1,867,657	1,834,857

Net	1,562,401	266,716	1,780,120	493,303

Assets presented in Balance Sheet	2,268,809	870,206	1,780,120	493,303
(-) Liabilities presented in Balance Sheet	706,408	603,490

Net	1,562,401	266,716	1,780,120	493,303

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(c)                  Net balance of deferred income and social contribution tax assets and liabilities

		Mar/2015
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	3,647,778	(1,867,658)	1,780,120
Braskem Argentina	Argentina	5,783		5,783
Braskem Alemanha	Germany	93,591		93,591
Braskem Idesa	Mexico	342,159	(61,096)	281,063
Braskem México Serviços	Mexico	2,167		2,167
Quantiq	Brazil	9,116	(1,450)	7,666
Braskem Petroquímica - business combination effects	Brazil	98,419		98,419
		4,199,013	(1,930,204)	2,268,809

Liabilities
Braskem Petroquímica - business combination effects	Brazil		(147,717)	(147,717)
Braskem Petroquímica	Brazil	96,586	(155,192)	(58,606)
Petroquímica Chile	Chile	106	(256)	(150)
Braskem America	USA		(499,935)	(499,935)
		96,692	(803,100)	(706,408)

		Dec/2014
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	2,328,160	(1,834,857)	493,303
Braskem Argentina	Argentina	3,772		3,772
Braskem Alemanha	Germany	88,999		88,999
Braskem Idesa	Mexico	231,504	(52,463)	179,041
Quantiq	Brazil	8,393	(1,392)	7,001
Braskem Petroquímica - business combination effects	Brazil	98,090		98,090
		2,758,918	(1,888,712)	870,206

Liabilities
Braskem Petroquímica - business combination effects	Brazil		(150,951)	(150,951)
Braskem Petroquímica	Brazil	101,919	(149,897)	(47,978)
Petroquímica Chile	Chile	51	(84)	(33)
Braskem America	USA		(404,528)	(404,528)
		101,970	(705,460)	(603,490)

(d)                  Realization of deferred income tax and social contribution

In the period ended March 31, 2015, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(e)                    Law 12,973 of May 13, 2014

Federal Law 12,973 of May 13, 2014, created from the conversion of Provisional Presidential Decree 627 of November 11, 2013,  among others, revoked the Transitional Tax System (RTT) and included additional measures, notably:

(i)       Changes in the federal tax laws related to income tax (IR) and social contribution (CSLL), PIS/PASEP and COFINS taxes in order to align tax accounting with corporate accounting;

(ii)     provisions on the calculation of interest on equity;

(iii)   considerations on investments valued using the equity method of accounting;

(iv)   provision regarding the tax treatment of dividends calculated based on the results in the period from January 2008 to December 2013; and

(v)     provisions regarding new rules on taxation of profits earned abroad. The provisions in this law are applicable from 2015, except in the event of early adoption in 2014.

Later, in the fourth quarter of 2014, Brazil’s Federal Revenue Service issued several normative instructions to regulate the provisions of Federal Law 12,973, most notably IN 1,515/14, which specifically addressed the effects of the cancellation of RTT, and IN 1,520/14, which regulated the provisions on taxation of profits earned abroad.

With regard to the exercise of the option to apply the effects of Law 12,973, the Company opted to anticipate the effects of the cancellation of the transitional tax system (RTT) under IN 1,515/14 in calendar year 2014.

18.                   Sundry provisions

The information on sundry provisions was presented in the 2014 annual financial statements of the Company, in Note 20.

	Consolidated		Parent company
	Mar/2015	Dec/2014	Mar/2015	Dec/2014
Provision for customers rebates	38,604	66,702	27,120	31,572
Provision for recovery of environmental damages	93,921	102,534	90,515	98,659
Judicial and administrative provisions	418,123	412,811	365,768	362,733
Other	14,707	12,177
Total	565,355	594,224	483,403	492,964

Current liabilities	51,955	88,547	40,453	53,049
Non-current liabilities	513,400	505,677	442,950	439,915
Total	565,355	594,224	483,403	492,964

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

The composition of provisions for judicial and administrative suits is as follows:

	Consolidated		Parent company
	Mar/2015	Dec/2014	Mar/2015	Dec/2014
Labor claims	145,450	141,240	130,210	127,311

Tax claims
Income tax and social contribution	36,648	35,682
PIS and COFINS	39,145	39,145	39,145	39,145
ICMS - interstate purchases	94,732	94,732	94,732	94,732
ICMS - other	12,559	12,559	12,559	12,559
Other tax claims	88,202	88,202	87,735	87,735

Societary claims and other	1,387	1,251	1,387	1,251
	418,123	412,811	365,768	362,733

19.                   Post-employment

The information on post-employment and defined-benefit plans was presented in the 2014 annual financial statements of the Company, in Note 21.

The amounts recognized are as follows:

		Consolidated
		Mar/2015	Dec/2014

Petros plans	(i)		336,357

Defined benefit
Novamont Braskem America		20,982	18,356
Plano Braskem Alemanha		55,631	50,820
Total		76,613	405,533

Current liabilities			336,357
Non-current liabilities		76,613	69,176
Total		76,613	405,533

(i)    On January 6, 2015, PREVIC – National Superintendence for Supplementary Pension Plans issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul Plan on the date of approval of the withdrawal of sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. This amount, restated in accordance with the aforementioned calculation, was settled in February 2015, in the amount of R$358,563.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

20.                   Contingencies

(a)                    Allegations

In early March 2015, declarations made by defendants in lawsuits filed against third parties were made public, in which Braskem and two of its former executive officers were cited in allegations of supposed improper payments between 2006 and 2012 to benefit the Company in raw-material supply agreements entered into with Petrobras. As of the date of publication of these financial statements, to the knowledge of the management, Braskem has not received any notification of the filing of any proceeding or investigation by Brazilian or U.S. authorities.

In light of such facts, the Company's Management and Board of Directors approved in April the internal plan for investigation into the allegations ("Investigation") to be carried out by law firms experienced in similar cases in the United States and in Brazil. The law firms will work under the coordination of an ad hoc committee formed by members of its Board of Directors, specially created for this purpose.

In addition, the following measures have already been taken:

(i)     Voluntary announcement about the Investigation and periodical updates sent to regulatory agencies of capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC, and the Department of Justice - DOJ);

(ii)   Publication of two Material Fact notices and one Notice to the Market to clarify the news reports and to keep shareholders and the market informed of actions taken by the Company; and

(iii) Updating the Audit Board and external auditors about the progress of the Investigation and of the actions already taken.

Braskem and its subsidiaries are subject to a series of anticorruption and anti-bribery laws in the countries where they operate. To reduce the likelihood of infringement of such laws, a series of procedures and controls were implemented and are continuously being improved.

On the other hand, if any of the allegations proves to be true, the Company may be subject to material penalties envisaged in law. At this moment, the Company Management believes that it is not possible to estimate the duration or outcome of the Investigation and, consequently, whether it will have any impact on future financial statements.

The Management is committed to taking all the necessary measures to clarify the facts and will keep the market informed of any progress on this matter.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(b)                    Other Contingencies

In addition to the event mentioned in the previous item, Braskem has other contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified as possible by the Management of the Company.

In the quarter ended March 31, 2015, there were no material events or changes in the provisions reported on December 31, 2014.

The description of the main contingent liabilities of the Company was presented in the 2014 annual financial statements, in Note 22.

21.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2014 annual financial statements, in Note 24.

(a)                    Capital

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,278,545	21.82%			287,705,497	36.09%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			33,634,066	9.75%			33,634,066	4.22%
Other		12,907,077	2.86%	115,570,174	33.50%	593,818	100.00%	129,071,069	16.19%
Total		451,668,652	100.00%	343,768,120	99.64%	593,818	100.00%	796,030,590	99.85%
Treasury shares				80,000	0.02%			80,000	0.01%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i) American Depository Receipt, negotiated in the New York stock market (USA).
(ii) These shares are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)                    Stock buyback program

On February 11, 2015, Braskem’s Board of Directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 19, 2016, through which the Company may acquire up 3,500,000 class A preferred shares at market price.

During the first quarter of 2015, the Company repurchased 80,000 shares for R$927.

The weighted average price of repurchased shares is R$11.58 (lowest price of R$10.94 and highest price of R$11.90).

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

(c)                    Other comprehensive income - shareholders' equity

	Parent company and consolidated
			Defined		Foreign
	Additional	Deemed	benefit		currency	Loss
	indexation of	cost of	plan actuarial	Fair value	translation	on interest
	PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

On December 31, 2013	272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

Additional indexation
Realization by depreciation or write-off assets	(10,317)						(10,317)
Income tax and social contribution	3,507						3,507

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(366)					(366)
Income tax and social contribution		125					125

Foreign sales hedge
Exchange rate				537,876			537,876
Income tax and social contribution				(182,878)			(182,878)

Fair value of Cash flow hedge
Change in fair value				8,431			8,431
Transfer to result				1,217			1,217
Income tax and social contribution				(8,395)			(8,395)

Foreign currency translation adjustment					(46,134)		(46,134)

On March 31, 2014	265,259	18,999	(11,647)	(1,249,105)	196,273	(9,404)	(789,625)

On December 31, 2014	244,831	18,275	(11,647)	(3,553,399)	387,287	(9,404)	(2,924,057)

Additional indexation
Realization by depreciation or write-off assets	(10,317)						(10,317)
Income tax and social contribution	3,507						3,507

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(365)					(365)
Income tax and social contribution		124					124

Foreign sales hedge
Exchange rate				(4,013,139)			(4,013,139)
Income tax and social contribution				1,320,976			1,320,976

Fair value of Cash flow hedge
Change in fair value				(347,224)			(347,224)
Transfer to result				(22,911)			(22,911)
Income tax and social contribution				118,696			118,696

Foreign currency translation adjustment							419,359

On March 31, 2015	238,021	18,034	(11,647)	(6,497,001)	806,646	(9,404)	(5,455,351)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

22.                   Earnings per share

The information related to the earnings per share of the Company was presented in its 2014 annual financial statements, in Note 25.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted
		Mar/2015	Mar/2014

Profit for the period attributed to Company's shareholders		251,403	405,306

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,409	208,437
Preferred shares class "B"		360	360
		208,769	208,797

Distribution of 6% of unit value of common shares		42,634	196,509

Reconciliation of income available for distribution, by class (numerator):
Common shares		42,634	196,509
Preferred shares class "A"		208,409	208,437
Preferred shares class "B"		360	360
		251,403	405,306

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652
Preferred shares class "A"	(i)	343,830,342	343,848,120
Preferred shares class "B"		593,818	593,818
		796,092,812	796,110,590

Profit per share (in R$)
Common shares		0.0944	0.4351
Preferred shares class "A"		0.6061	0.6062
Preferred shares class "B"		0.6062	0.6062

(i)         Calculation of weighted average of outstanding shares at the beginning of the period, adjusted by the number of shares repurchased during the first quarter of 2015, multiplied by a weighted time factor:

		Preferred shares class "A"
		Outstanding	Weighted
	Note	shares	average

Balance at December 31, 2014		343,848,120	343,848,120

Repurchase of treasury shares	21(b)	(80,000)	(17,778)

Balance at March 31, 2015		343,768,120	343,830,342

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

23.                   Net sales revenues

The information on net sales revenue was presented in the 2014 annual financial statements of the Company, in Note 26.

	Consolidated		Parent company
	Mar/2015	Mar/2014	Mar/2015	Mar/2014
Sales revenue
Domestic market	7,674,427	8,505,375	7,174,835	5,998,134
Foreign market	4,264,711	5,125,059	1,615,977	1,708,229
	11,939,138	13,630,434	8,790,812	7,706,363
Sales deductions
Taxes	(1,673,392)	(1,688,017)	(1,461,422)	(1,043,647)
Sales returns	(70,424)	(99,791)	(72,512)	(67,641)
	(1,743,816)	(1,787,808)	(1,533,934)	(1,111,288)

Net sales revenue	10,195,322	11,842,626	7,256,878	6,595,075

24.                   Financial results

The information on financial results was presented in the 2014 annual financial statements of the Company, in Note 29.

	Consolidated		Parent company
	Mar/2015	Mar/2014	Mar/2015	Mar/2014
Financial incomes
Interest income	152,115	52,124	72,672	44,121
Monetary variations	38,705	16,719	28,136	16,090
Exchange rate variations	402,395	(60,899)	1,057,485	(157,488)
Other	10,108	8,939	7,853	6,204
	603,323	16,883	1,166,146	(91,073)

Financial expenses
Interest expenses	(422,194)	(306,859)	(416,177)	(287,032)
Monetary variations	(84,778)	(85,866)	(84,086)	(86,180)
Exchange rate variations	(451,495)	53,865	(971,708)	155,923
Inflation adjustments on fiscal debts	(8,918)	(30,425)	(7,421)	(24,949)
Discounts granted	(48,056)	(31,293)	(34,905)	(16,961)
Loans transaction costs - amortization	(20,450)	(6,777)	(1,713)	(1,843)
Adjustment to present value - appropriation	(111,731)	(141,992)	(107,150)	(120,162)
Other	(44,480)	(27,681)	(28,504)	(10,894)
	(1,192,102)	(577,028)	(1,651,664)	(392,098)

Total	(588,779)	(560,145)	(485,518)	(483,171)

	Consolidated		Parent company
	Mar/2015	Mar/2014	Mar/2015	Mar/2014
Interest income
Held for sale	22,362	373	10,838	373
Loans and receivables	52,932	32,759	49,246	30,656
Held-to-maturity	8,317	8,558	8,317	8,558
	83,611	41,690	68,401	39,587
Other assets not classifiable	68,504	10,434	4,271	4,534
Total	152,115	52,124	72,672	44,121

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

25.                   Expenses by nature

The information on expenses by nature was presented in the 2014 annual financial statements of the Company, in Note 30.

	Consolidated		Parent company
	Mar/2015	Mar/2014	Mar/2015	Mar/2014

Raw materials other inputs	(7,141,820)	(8,939,861)	(4,891,746)	(4,836,054)
Personnel expenses	(552,904)	(530,148)	(404,316)	(332,952)
Outsourced services	(381,240)	(418,358)	(298,761)	(242,230)
Tax expenses	(3,120)	(3,257)	(1,735)	(2,117)
Depreciation, amortization and depletion	(518,805)	(501,105)	(442,786)	(318,520)
Freights	(429,418)	(386,191)	(314,954)	(246,674)
Other operating income (expenses), net	(201,914)	65,578	(140,583)	148,330
Total	(9,229,221)	(10,713,342)	(6,494,881)	(5,830,217)

Braskem S.A.

Notes to the financial statements

at March 31, 2015

All amounts in thousands of reais, except where stated otherwise

26.                   Segment information

The information by segment was presented in the 2014 annual financial statements, in Note 31.

									Mar/2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		5,100,026	(4,629,944)	470,082	(157,188)		(6,583)		306,311
Polyolefins		4,605,943	(3,714,139)	891,804	(277,232)		(6,302)		608,270
Vinyls		639,826	(599,738)	40,088	(51,116)		4,837		(6,191)
USA and Europe		1,751,244	(1,582,825)	168,419	(88,981)				79,438
Chemical distribuition		193,009	(152,199)	40,810	(30,156)		148		10,802
Total		12,290,048	(10,678,845)	1,611,203	(604,673)		(7,900)		998,630

Other segments	(i)	106,689	(77,189)	29,500	(51,853)		(1,750)		(24,103)
Corporate unit					57,687	2,003	(30,243)		29,447

Braskem consolidated before eliminations		12,396,737	(10,756,034)	1,640,703	(598,839)	2,003	(39,893)		1,003,974

Eliminations		(2,201,415)	2,165,545	(35,870)					(35,870)

Total		10,195,322	(8,590,489)	1,604,833	(598,839)	2,003	(39,893)		968,104

									Mar/2014
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income		Operating
		revenue	sold	profit	expenses	investments	(expenses), net		profit (loss)
Reporting segments
Basic petrochemicals		6,638,139	(5,993,749)	644,390	(151,098)		217,528	(ii)	710,820
Polyolefins		4,529,089	(3,807,709)	721,380	(233,081)		(7,609)		480,690
Vinyls		699,563	(645,765)	53,798	(43,075)		1,746		12,469
USA and Europe		2,042,039	(1,914,377)	127,662	(78,459)		2,795		51,998
Chemical distribuition		231,348	(193,567)	37,781	(24,159)		(3,070)		10,552
Total		14,140,178	(12,555,167)	1,585,011	(529,872)		211,390		1,266,529

Other segments	(i)	56,599	(56,912)	(313)	(15,423)		784		(14,952)
Corporate unit					(33,370)	(6)	(22,225)		(55,601)

Braskem consolidated before eliminations		14,196,777	(12,612,079)	1,584,698	(578,665)	(6)	189,949		1,195,976

Eliminations		(2,354,151)	2,287,453	(66,698)					(66,698)

Total		11,842,626	(10,324,626)	1,518,000	(578,665)	(6)	189,949		1,129,278

(i)         This segment includes the results of the subsidiary Braskem Idesa.

(ii)       Includes gain from sale of DAT (Note 1(a)).

27.                   Subsequent events

(a)               On April 9, 2015, the Annual Shareholders’ Meeting approved the payment of dividends for the fiscal year ended December 31, 2014, in the amount of R$482,593, which will be effected as from April 23, 2015.

(b)               On April 22, 2015, Braskem Idesa received the fifth tranche of the Project Finance in the amount of US$290,545. The sixth and final tranche should be received in the second half of 2015.

(c)               In April 2015, Braskem raised the amount of US$180 million in a working capital operation, with maturity in 2019.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.